Mail Stop 3010

April 26, 2010

VIA U.S. MAIL AND FAX (212) 902-9909

David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Viniar:

We have read your response letter dated April 12, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Beginning with the Form 10-Q for the quarter ended March 31, 2010, please:

    a. Revise your accounting policy disclosure to discuss the circumstances where your repurchase agreements may be accounted for as sales – including repos to maturity; and

    b. Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, Contractual Obligations disclosure or other section as appropriate.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please contact me at (202) 551-3498 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant